MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501 WWW.BAKERDONELSON.COM

HOWARD S. HIRSCH

DIRECT DIAL: 404.443.6703

DIRECT FAX: 404.238.9703

HHIRSCH@BAKERDONELSON.COM

April 22, 2011

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Strategic Storage Trust, Inc. (the “Company”)

Post-Effective Amendment No. 11 to Form S-11

Filed April 12, 2011

Your File No.: 333-146959

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 31, 2011

Your File No.: 000-53644

Dear Mr. McTiernan:

This letter serves as the Company’s response to your comment letter dated April 19, 2011 regarding Post-Effective Amendment No. 11 to the Company’s Registration Statement on Form S-11. We have reproduced your comments herein and included the Company’s response following each. As we discussed with Ms. Sandra Hunter via telephone, the Company will include the requested disclosures as part of its final prospectus, which it will file pursuant to Rule 424(b)(3) subsequent to the effectiveness of Post Effective Amendment No. 11 with the Commission.

Our Self Storage Properties, page 48

Portfolio Summary, page 48

1.    We note you provide the weighted average capitalization rate at acquisition form the 45 self storage facilities you owned as of December 31, 2010. Please provide more detailed disclosure on how you estimate first year NOI and, in particular, the basis for which you make any assumptions on future occupancy, rents or property expenses. Please provide similar disclosure in your future Exchange Act periodic reports.

Response:    In response to this comment, as part of the Company’s final prospectus, the Company will include the requested disclosure in the last paragraph of the “Our Self Storage Properties – Portfolio Summary” section on page 52 as follows:

“For the period of January 1, 2010 through December 31, 2010, the average monthly rent per occupied square foot for the 45 self storage facilities we owned on December 31, 2010 was $0.83. The weighted average capitalization rate at acquisition for the 45 self storage facilities we owned as of December 31, 2010 was approximately 7.74%. The weighted average capitalization rate is calculated as the estimated first year annual net operating income at the respective property divided by the property

Mr. Michael McTiernan

April 22, 2011

purchase price, exclusive of offering costs, closing costs and fees paid to the advisor. Estimated first year net operating income on our real estate investments is total estimated revenues generally derived from the terms of in-place leases at the time we acquire the property, less property operating expenses generally based on the operating history of the property. In instances where management determines that historical amounts will not be representative of first year revenues or property operating expenses, management uses its best faith estimate of such amounts based on anticipated property operations. Estimated first year net operating income excludes interest expense, asset management fees, depreciation and amortization and our company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results. This calculation includes several properties in their lease-up period. Upon stabilization of these properties, we expect the weighted average capitalization rate to increase.”

The Company will provide similar disclosure in future Exchange Act periodic reports.

Distribution Declaration History, page 139

2.    Please disclose your cumulative earnings or FFO since inception as compared to your cumulative distributions. Please provide similar disclosure in your future Exchange Act periodic reports.

Response:    In response to this comment, as part of the Company’s final prospectus, the Company will include the requested disclosure in the last paragraph on page 139 in the “Description of Shares – Distribution Declaration History” section as follows:

“For 2008 and 2009 all of our distributions constituted non-taxable returns of capital, which were paid from our initial public offering. For 2010, we paid a total of approximately $14.6 million in distributions, of which $12.7 million we estimate constitutes a non-taxable return of investors’ capital. In addition, $5.6 million of distributions in 2010 were reinvested pursuant to our distribution reinvestment plan. From our inception through December 31, 2010, we paid cumulative distributions of approximately $20.7 million, as compared to cumulative FFO of approximately $(5.0) million. The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.”

The Company will provide similar disclosure in future Exchange Act periodic reports.

Very truly yours,

/s/ Howard S. Hirsch
Howard S. Hirsch BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

cc:	Ms. Paula Mathews

April 22, 2011

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Strategic Storage Trust, Inc. (the “Company”)

Post-Effective Amendment No. 11 to Form S-11

Filed April 12, 2011

Your File No.: 333-146959

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 31, 2011

Your File No.: 000-53644

Dear Mr. McTiernan:

In response to the request contained in your comment letter dated April 19, 2011 regarding Post-Effective Amendment No. 11 to the Company’s Registration Statement on Form S-11 and the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010, I am authorized, on behalf of the Company, to acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael S. McClure
Michael S. McClure Chief Financial Officer